NEWS RELEASE

JENSEN DEVELOPMENT REPORTS RESULTS OF TENDER OFFER FOR CROFF CLASS B PREFERRED SHARES

DENVER , COLORADO – August 26, 2005 –

Jensen Development Company, C.S. Finance L.L.C. and Gerald L. Jensen (“Offerors”) reported today the results of the Tender Offer for the Class B Preferred Shares of Croff Enterprises, Inc. The Tender Offer was initially filed with the Securities and Exchange Commission on June 16, 2005, and subsequently amended on June 29, 2005, July 5, 2005, and July 18, 2005. A final Amendment reporting the results of the Tender was filed on August 26, 2005. The Offer expired at 12pm midnight, Eastern Time, on August 19, 2005 and the Offerors have reported to Croff that 75,050 shares were successfully tendered and not withdrawn by the expiration of the Offer. This includes 11,190 Shares tendered subject to delivery. The tendered shares represent approximately 13.9% of the outstanding Class B Preferred stock of Croff Enterprises, Inc. The Offerors have accepted and approved for payment all of the tendered shares at $3.00 per share for a total payments of $225,150.

Along with the Class B Preferred shares previously held by Gerald L. Jensen and Jensen Development, the Offerors now collectively hold 328,241 Preferred B shares out of 540,659 Preferred B shares issued, or approximately 60.7% of the Preferred B shares of Croff Enterprises, Inc.

Contact: Colleen Jensen
Jensen Development Company
3773 Cherry Creek Drive North
Suite 1025
Denver, Colorado 80209
(303) 383-1555